U.S. Securities and Exchange Commission
                                Washington, D.C.

                                                                 SEC File Number
                           Notification of Late Filing                33-35580-D
                                                                    CUSIP Number
                                                                            7372

         [ ] Form 10-K   [ ] Form 11-K   [ ] Form 28-F   [X] Form 10-Q

                         For period ended: June 30, 2001


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  Read instructions (on back page) Before Preparing Form. Please type or print

                Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the certification  relates to a portion of the filing checked above, identify the item(s) to which the notification relates: entire report
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Part I - Registrant Information
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Full Name of Registrant             Burst.com, Inc.


Former Name if Applicable           Instant Video Technologies, Inc.

Address of Principal Executive Officer (Street and Number)

                                    613 Fourth Street, Suite 201

City, State and Zip Code

                                    Santa Rosa, CA  95404

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Part II - Rules 12b-25 (b) and (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without -unreasonable effort or expense;

     [X] (b) The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report / portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reason why the Form 10-K, 11-K, 28-F or
10-Q or portion thereof, could not be filed within the prescribed time period.

          The Form 10-Q could not be filed within the prescribed time period because of recent events requiring disclosure on the 10-Q. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The form 10-Q will be filed as soon as practicable, but in no event later than the fifth business day following the prescribed due date.

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification.

     Jeffrey D. Wilson                415                     672-3137
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     (Name)                           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues were $26,437 and $57,760 for the three and six month periods ended June 30, 2001, respectively, versus $311,136 and $386,149 in the same periods in 2000. The decrease in revenues resulted from the severe curtailment of product develoment, sales, marketing and customer support during November 2000 and March 2001.

Operating expenses were $978,328 and $4,916,149 for the three month and six month periods ended June 30, 2001, respectively, as compared to $6,477,582 and $10,392,503 during the same periods in 2000. The decrease in expenses resulted from the severe curtailment of product development, sales, marketing and customer support during November 2000 and March 2001.

                  Burst.com, Inc.
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         Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      August 14, 2001            By:   /s/ Richard Lang
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                                             Richard Lang, Chairman and Chief
                                             Executive Officer

INSTRUCTION:        The form may be signed by an executive officer
                    of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

  International misstatements or omissions of fact constitute Federal Criminal
                        Violations (Sec 18 U.S.C. 1001)

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